INLIF LIMITED

December 19, 2024

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Morgan Youngwood
Stephen Krikorian Jeff Kauten Matthew Derby

Re:	INLIF LIMITED
Registration Statement on Form F-1, as amended
Initially Filed on May 21, 2024
File No. 333-279569

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, INLIF LIMITED hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on December 20, 2024, or as soon thereafter as practicable.

Very truly yours,

INLIF LIMITED

By:	/s/ Rongjun Xu
	Name:	Rongjun Xu
	Title:	Chief Executive Director